FOR IMMEDIATE RELEASE

IMRIS REPORTS FOURTH QUARTER AND ANNUAL 2011 FINANCIAL RESULTS

WINNIPEG, Manitoba, March 1, 2012 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today reported its results for the fourth quarter and full year 2011. All figures are reported in US dollars.

Highlights:

•	$22 million in orders in first 60 days of 2012 in addition to $95 million of backlog at December 31, 2011
•	Zhengzhou University Hospital in China purchases VISIUS Surgical Theatre
•	New patent related to magnetic homogeneity of MR scanner extends life of core MR technology
•	VISIUS Surgical Theatre receives California’s OSHPD pre-approved status for seismic zones

During the fourth quarter of 2011, revenues were $14.7 million and $51.8 million for all of 2011 compared with $24.8 million and $70.3 million during the fourth quarter and full year 2010 respectively. The lower 2011 revenues reflect lower installations in 2011 due to changes in customer schedules that resulted in certain installation activities being delayed to future periods. Increases in 2011 operating expenses for the Company’s focused product development efforts together with increases in marketing, sales and customer support contributed to net losses of $5.0 million in the fourth quarter and $20.9 million in full year 2011 compared with net income of $1.0 million in the fourth quarter of 2010 and a net loss of $1.8 million in all of 2010.

Financial Highlights:

($000’s except per share amounts)	3 months ended Dec 31 (unaudited)			Year ended Dec 31 (audited)
	2011	2010	Change	2011	2010	Change
Sales	14,677	24,840	(41%)	51,797	70,280	(26%)
Gross profit	4,822	11,526	(58%)	17,674	30,671	(42%)
Gross profit as % of sales	32.9%	46.4%	n/m1	34.1%	43.6%	n/m
Operating expenses	10,124	9,549	6%	38,240	31,652	21%
Adjusted EBITDA[2]	(4,448)	3,154	n/m	(16,034)	3,539	n/m
Operating loss	(5,302)	1,977	n/m	(20,566)	(981)	(1,996%)
Net income (loss)	(4,959)	970	n/m	(20,925)	(1,766)	(1,084%)
Basic earnings (loss) per share	(0.11)	0.03	n/m	(0.47)	(0.05)	(840%)
Diluted earnings (loss) per share	(0.11)	0.02	n/m	(0.47)	(0.05)	(840%)
Cash, cash equivalents & accounts receivable	54,393	76,647	(29%)	54,393	76,647	(29%)
Total assets	94,290	114,953	(18%)	94,290	114,953	(18%)

1 Not measurable/meaningful.

2 We define adjusted EBITDA as earnings before interest income, stock based compensation, foreign exchange, embedded derivatives, income taxes, and amortization.

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Fourth Quarter and Year End Results

Revenues

Revenues in the fourth quarter of 2011 were $14.7 million and $51.8 million in the year ended December 31, 2011 respectively, representing decreases of 41% and 26% respectively from the same periods in 2010. The decreased revenues in both the fourth quarter and full year 2011 primarily reflect lower installation activities in 2011, partially offset by higher revenues from service contracts. Service contracts were $1.0 million in the fourth quarter and $3.3 million for all of 2011, compared with $0.7 million and $2.1 million during the same periods in 2010.

Gross Profit

Gross profit was $4.8 million in the fourth quarter and $17.7 million in full year 2011 compared with $11.5 million in Q4 2010 and $30.7 million during the year ended December 31, 2010. The lower gross profit in 2011 reflects lower system installations, together with higher final closing costs and warranty provisions on projects. During 2011, the Company continued to recognize gross margins, for a majority of its system projects, in the range of 40%. The 2011 gross margin percentage was impacted by a collaborative arrangement the Company entered into, where certain equipment was provided to a third party to conduct research activities to further the clinical benefits of the VISIUS Surgical Theatre for cardiovascular and neurovascular applications. This combined with higher final closing costs and warranty provisions on several projects that were handed over during the year contributed to overall gross margins of 32.9% and 34.1% in the fourth quarter of 2011 and full year 2011 respectively.

Operating Expenses

Investment in research and development in support of the Company’s MR guided radiation therapy product and image guided surgical robotics program continued to be a major focus in the fourth quarter and throughout all of 2011. These activities increased research and development expenditures to $2.3 million in the fourth quarter of 2011 compared with $2.1 million in Q4 2010. Year to date December 31, 2011, research and development increased to $9.0 million from $6.1 million in 2010. These higher expenses together with increases to fund sales, marketing and customer support to drive new order bookings and initial compliance costs incurred as a result of becoming a NASDAQ registrant were the primary contributors to increased total operating expenses in 2011.

Adjusted EBITDA and Operating Loss

Adjusted EBITDA in the fourth quarter of 2011 was negative $4.4 million compared with positive $3.2 million in the fourth quarter of 2010. For all of 2011, Adjusted EBITDA was negative $16.0 million compared with $3.5 million in 2010. Operating loss was $5.3 million in the fourth quarter of 2011 compared with operating income of $2.0 million in Q4 2010. For the year ended December 31, 2011, operating losses were $20.6 million compared with losses of $1.0 million in 2010. The year over year decreases in Adjusted EBITDA and operating loss reflect lower gross profit and higher investment in operating expenses as described above.

Net Loss

Net loss for the fourth quarter of 2011 was $5.0 million and $20.9 million in full year 2011. This compares with net income of $1.0 million in Q4 2010 and a net loss of $1.8 million for all of 2010. The higher net losses in 2011 reflect the year over year increases in operating losses, as well as a tax provision of $0.4 million that was recorded in Q4 2011 related to taxable income in several of the Company’s foreign subsidiaries due to transfer pricing used in those foreign jurisdictions. These impacts were partially offset by lower foreign exchange losses, which were $26 thousand in full year 2011 compared with $0.8 million in 2010. In Q4 2011, the Company recorded a foreign exchange gain of $0.7 million versus a loss of $1.0 million in Q4 2010.

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Liquidity and Capital Resources

Cash and cash equivalents at December 31, 2011 totaled $40.4 million. In addition the Company had accounts receivable of $14.0 million, the majority of which are expected to be collected within the next 60 days. These funds which were largely unchanged from the end of the third quarter of 2011, and together with ongoing operating cash flow will be used to fund the Company’s working capital and general corporate purposes.

Backlog3

At December 31, 2011, IMRIS’s backlog was $95.0 million. During the fourth quarter of 2011, $14.7 million of backlog was converted into revenues and $7.9 million in net orders were received. The change in the US dollar versus the foreign currencies of the orders in backlog resulted in a $0.5 million decrease in the value of the backlog. Total backlog at December 31, 2011 was comprised of $58.6 million of system orders and $36.4 million in service contracts.

Other Developments

VISIUS Surgical Theatre at First Affiliated Hospital of Zhengzhou University – With 5,000 beds, the First Affiliated Hospital of Zhengzhou University, which is located in Zhengzhou City, Henan Province in central China will soon be adding leading edge intraoperative MR imaging capabilities to its facility with their recent purchase of the VISIUS Surgical Theatre. A new surgical building which is currently under construction at the hospital will house 77 new operating rooms when complete and will feature the VISIUS Surgical Theatre equipped for neurosurgical applications. The First Affiliated Hospital of Zhengzhou University is the third hospital in China to purchase a VISIUS Surgical Theatre.

Patent Award Strengthens Patent Portfolio – IMRIS has been awarded a new patent in the United States covering the control systems that maintain the magnetic homogeneity of the MR scanner within a VISIUS Surgical Theatre when it is moved to an imaging position. This new patent fortifies the Company’s existing patent protection related to moving an MR scanner and extends to 2030. Applications for this patent protection in Canada, Europe and Japan are currently pending.

VISIUS Surgical Theatre Receives California’s OSHPD Pre-Approved Status for Seismic Zones – The State of California’s Office of Statewide Health Planning and Development (OSHPD) has provided IMRIS with official “Pre-Approved” status for its VISIUS Surgical Theatre. The OSHPD Pre-Approval (OPA) alleviates building code barriers in seismic zones and will facilitate IMRIS’s expansion in new markets. OSHPD’s standards are recognized in seismic regions across North America, including the states of Oregon, Washington and others along the eastern seaboard, as well as in Canada. On an international level, countries such as Japan – the second largest market for high-end medical equipment in the world – consider OSHPD standards in their building design criteria.

Outlook

Through 2011, the market for large high value capital equipment for the healthcare sector generally, was difficult. Against a backdrop of global macroeconomic uncertainty - which in the United States was compounded by uncertainty over reimbursement; customer confidence decreased. As a result, hospitals significantly increased the degree of internal analysis, review and oversight involved in coming to purchase decisions. These changes in customer behavior resulted in a further lengthening of the sales cycle for VISIUS Surgical Theatres and as a consequence, orders slowed in 2011. Interest in, and dialogue with potential new customers of the VISIUS Surgical Theatre remains strong.

3 See “Non-GAAP Financial Measures” in the Company’s 2011 MD&A for further information on backlog.

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The Company believes the economic climate has improved and as markets continue to stabilize, the trend will be for a strengthening of bookings performance driven by the underlying clinical demand for VISIUS Surgical Theatres.

In 2012, IMRIS expects top line improvement with annual revenues forecast to be in the range of $57 million to $60 million. Seasonal variability in quarterly revenues is expected throughout 2012 with first quarter revenues anticipated to be in the $4 million range due to the timing of customer deliveries. Revenues in subsequent quarters are expected to increase significantly with Q4 2012 anticipated to deliver the strongest quarterly revenues for the year.

Over the course of the Company‘s life, strong improvement in gross profit has been delivered from VISIUS Surgical Theatres for neurosurgical applications, reflecting the shift from market penetration-based pricing to value-based pricing. As VISIUS Surgical Theatre configurations designed for cerebrovascular and cardiovascular applications, as well as the initial theatres equipped with CT have been introduced, a similar initial pricing approach has translated into lower margins. In 2012, overall annual gross margin is expected to be comparable to 2011 levels as these systems are installed. In addition, quarterly gross margin levels are expected to vary somewhat depending on the timing of underlying system installations in the respective quarters. As market recognition and demand for the newer products and applications expands, the Company’s overall margins are anticipated to increase into the mid 40% range.

The Company’s priorities for 2012 include a focused drive to maximize bookings with targeted marketing programs together with increased investment to complete development of the Company’s image guided surgical robot, its image guided radiation therapy product, and to further improve the capabilities of the VISIUS Surgical Theatre. In 2012, research & development expenses are expected to be approximately 23% to 25% of revenues with the dollar value of operating expenses excluding research and development forecast to be unchanged compared with 2011 levels.

IMRIS remains well positioned to continue to build the business for future growth as a more robust market re-establishes itself. With cash and accounts receivable at December 31, 2011 of $54.4 million and order backlog of $95.0 million, the Company has a strong base from which to continue to fund operations and product development projects.

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 5:00 pm ET today, Thursday, March 1, 2012. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 416-644-3416 or 800-814-4860. To access the live audio webcast, please visit IMRIS’s website at www.imris.com. A taped rebroadcast will be available to listeners following the call until midnight (ET) on March 8, 2012. To access the rebroadcast, please call 416-640-1917 or 877-289-8525 and enter passcode 4515545#. The webcast will also be archived on IMRIS’s website.

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About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information, please contact:

Kelly McNeill	Brad Woods
Executive Vice President Finance and	Director Investor Relations
Administration and Chief Financial Officer	& Corporate Communications
IMRIS Inc.	IMRIS Inc.
Tel: 204-480-7090	Tel: 204-480-7094
Email: kmcneill@imris.com	Email: bwoods@imris.com

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